SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No. __________ )(1)


                                Therma-Wave, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $0.001 PAR Value Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    88343A108
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                                 (CUSIP Number)


                            Deephaven Capital Management LLC
                                  Attn:  Thomas Wagner
                             130 Cheshire Lane, Suite 102
                                 Minnetonka, MN  55305
                                     952-249-5657
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 November 22, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of    Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No._______                       13D                   Page___ of __ Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Deephaven Capital Management LLC
     41-1908497

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     AF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         3,614,077

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         3,614,077

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,614,077

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.8%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     00

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.88343A108                       13D                Page___ of __ Pages

Note to 13D

This Schedule 13D is being filed by Deephaven Capital Management LLC ("Deephaven") on behalf of Deephaven Long/Short Equity Trading Ltd. (the
"LS Fund") and Deephaven Relative Value Equity Trading Ltd. (the "RV Fund") (the LS Fund and the RV Fund are collectively referred to hereinafter as the"Funds".) Deephaven is the investment manager to the Funds, and has the authority to cause the Funds to purchase securities issued by Therma-Wave, Inc. (the "Issuer"), and to exercise any and all voting right associated with such securities.

Deephaven formerly filed a Schedule 13G, and one or more amendments thereto, to disclose the purchase, by one or more funds of which it is investment manager, of 3,614,077 shares of the common stock, par value $0.001 per share (the "Common Ctock"), of the Issuer.

References to "Deephaven" in this Schedule 13D are to the Funds, acting through Deephaven Capital Managment LLC, their investment manager.
________________________________________________________________________________
Item 1.  Security and Issuer.

         Security:  Shares of Common Stock,
                    Par Value $0.001 Per Share

         Issuer:    Therma-Wave, Inc.
                    1250 Reliance Way
                    Fremont, California  94539

________________________________________________________________________________
Item 2.  Identity and Background.

(a) This statement is filed on behalf of Deephaven Capital Management LLC, a Delaware limited liability company.

(b) The principal business address of Deephaven Capital Management LLC is 130 Cheshire Lane, Suite 102, Minnetonka, MN 55305

(c)  The  principal   business  of  Deephaven  Capital   Management  LLC
is  an unregistered investment advisor.

(d) During the last 5 years, Deephaven Capital Management LLC has not been convicted in a criminal proceeding.

(e) During the last 5 years, Deephaven Capital Management LLC, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

(f)  Deephaven Capital Management LLC is a Delaware limited liability company.
________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

Deephaven did not acquire beneficial ownership of any shares of Common Stock in the transaction described herein

________________________________________________________________________________
Item 4.  Purpose of Transaction.

Shares of Common Stock reported in Item 5 of this Statement as held by Deephaven were acquired in the ordinary course of its business and were not acquired for the purpose of changing or influencing control of the Issuer.

Additionally, Deephaven entered into a purchase transaction with the Issuer to acquire 5,200 Shares of Convertible Series B Preferred Stock (Preferred
Stock) and 780,000 Warrants to purchase Common Stock (Warrants).  The purpose of the transaction was to increase Deephaven's equity interest in the Issuer, which Deephaven believes is an attractive investment. The Preferred Stock was acquired in the ordinary course of its business and not for the purpose of changing or influencing control of the Issuer. Depending on their evaluation of the Issuer's business and prospects, and upon future developments
(including but not limited to, performance of the Common Stock in the market, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), Deephaven may from time to time dispose of all or a portion of the Common Stock held, purchase Common Stock or cease buying or selling Common Stock. Any such additional purchases or sales of the Common Stock may be in open market or privately-negotiated transactions or otherwise. Pursuant to the Stockholders' Agreement, dated as of November 22, 2005 between Deephaven and Therma-Wave, Inc. ("Stockholders' Agreement") Deephaven is entitled to nominate one representative to the Issuer's Board of Directors. In the event that the Issuer's cash and cash equivalents fall below a specified amount at the end of a fiscal quarter as reported in the Issuer's balance sheet included inform 10-Q or 10-K for such quarter, the holders of a majority of Preferred Stock are entitled to designate an additional director.
In the event that the Purchasers hold less than 20% of the number of shares of Preferred Stock originally held by them, the Purchasers shall cease to have the right to elect any directors.
________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

(a) As of November 30, 2005, Deephaven beneficially owns 3,614,077 shares of Common Stock of the Issuer, which represents 9.8% of the Issuer's outstanding shares of Common Stock, which percentage was calculated by dividing (i) the 3,614,077 shares of Common Stock beneficially owned by Deephaven as of the date hereof, by (ii) 36,867,751 shares of Common Stock outstanding as of November 7, 2005, based upon the Issuer's Current Report on Form 10-Q filed with the Securities and Exchange Commission pursuant to Section 13 or 15(D) of the Securities Exchange Act of 1934, on November 10, 2005.

(b) Deephaven has the sole power to vote and dispose of the 3,614,077 shares of Common Stock held by Deephaven.

The filing of this statement on Schedule 13D shall not be construed as an admission that Deephaven, is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the 3,614,077 shares of Common Stock held by Deephaven. Pursuant to Rule 13d-4, Deephaven disclaims all such beneficial ownership.

(c)  Not Applicable.

(d)  Not Applicable.

(e)  Not Applicable.

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On November 18, Deephaven entered into a purchase agreement with the Issuer to acquire shares of Preferred Stock and Warrants. The Purchase Agreement, dated November 18, 2005 between Deephaven and Therma-Wave Inc., ("Purchase Agreement") is qualified in its entirety by reference to Exhibit 1.

In connection with the purchase of Preferred Stock, Deephaven entered into the Stockholders' Agreement which contains certain provisions relating to the right of Deephaven to designate a director as discussed in Item 4. The Stockholders' Agreement also contains transfer restrictions upon the Purchasers in regards to their holdings of Preferred Stock. The foregoing summary of the Stockholder's Agreement is qualified in its entirety by reference to Exhibit 2.

In connection with Deephaven's purchase of Preferred Stock and Warrants, Deephaven entered into a Registration Rights Agreement, dated as of November 22, 2005 between Deephaven and Therma-Wave Inc.("Registration Rights Agreement") which provides that the Issuer, within sixty days of closing, is required to register for resale, under the U.S. Securities Act of 1933, as amended, the common Stock issuable upon conversion of the Preferred Stock as well as the Common Stock issuable upon the exercise of the warrants.
The Registration Rights Agreement also provides that the Issuer is subject to certain continuing registration obligations. The foregoing summary of the Registration Rights Agreement is qualified in its entirety by reference to
Exhibit 3.

In connection with Deephaven's purchase of Warrants, the Issuer provided a warrant which sets forth the rights of warrant holders. The foregoing summary of the Warrant is qualified in its entirety by reference to Exhibit 4 and
Exhibit 5.

The Issuer filed a Certificate of Designation to the Issuer's Certificate of Incorporation. The Certificate of Designation, dated November 22, 2005 ("Certificate of Designation") specifies the rights, preferences and privileges of the Series B Preferred Stock. The foregoing summary of the Certificate of Designation is qualified in its entirety by reference to Exhibit 5.

________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

         Exhibit 1 Purchase Agreement dated November 18, 2005 between Deephaven and Therma-Wave Inc.

         Exhibit 2 Stockholders' Agreement dated November 22, 2005 between Deephaven and Therma-Wave Inc.

         Exhibit 3 Registration Rights Agreement dated November 22, 2005 between Deephaven and Therma-Wave Inc.

         Exhibit 4         Warrant to purchase common stock of Therma-Wave Inc.
                           -LS Fund

         Exhibit 5         Warrant to purchase common stock of Therma-Wave Inc.
                           -RV Fund

         Exhibit 6         Certificate of Designation filed by Therma-Wave Inc.
                           on November 22, 2005

________________________________________________________________________________

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                     December 2, 2005
                                                         (Date)



                                                     /s/ Thomas Wagner
                                                        (Signature)



                                         Thomas Wagner, Chief Compliance Officer
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).